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               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
UFP Technologies, Inc.

We consent to the incorporation by reference in the registration statement on Form S- 8, dated June 3, 1998 pertaining to UFP Technologies, Inc.'s 1998 Employee Stock Purchase Plan and 1998 Director Stock Option Incentive Plan of our report dated February 12, 1998 relating to the consolidated balance sheets of UFP Technologies, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, and all related schedules, which report appears in the December 31, 1997 annual report on Form 10-K of UFP Technologies, Inc. and subsidiaries, and to our firm under the heading "Experts" in the registration statement.

KPMG PEAT MARWICK LLP


Boston, Massachusetts
June 8, 1998


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